Michael A. Littman
Attorney at Law
7609 Ralston Road
Arvada, CO 80002
(303) 422-8127
Fax (303) 431-1567

July 15, 2009

VIA EDGAR

Securities and Exchange Commission
Attn: David Irving
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:           Navidec Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 14, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 14, 2009
Form 8-K/A Filed 4/3/09
File No. 0-51139

Dear Mr. Irving:

We have received your correspondence dated June 30, 2009, regarding the above referenced filings of Navidec Financial Services, Inc. (the Company). We believe these responses should answer the questions raised in your comments. The responses set forth below have been organized in the same manner in which your comments and headings were organized in the Comment Letter.

Form 8-K/A Filed 4/3/09

1.
Tell us whether you intend to file restated periodic financial statements for both the year ended December 31, 2007 (i.e. in the form of an amended Form 10-K/A) and for the quarterly periods ended June 30, 2008 and September 30, 2008.

As discussed in phone conversation on July 8, 2009, the Company filed its restated financial statements for the year ended December 31, 2007 as part of our Annual Report on Form 10-K/A for the year ended December 31, 2008. The Company will not be filing an amended Form 10-K for the year ended December 31, 2007, due to the PCAOB revocation of our previous auditors and the prohibitive cost and expense of such an undertaking to re-audit the year ended December 31, 2006, which would have to be included as we cannot republish the 2006 Jaspers + Hall, PC opinion. The Company will continue to file restated numbers for the interim periods of the year ended December 31, 2007 as a part of our amended quarterly filings for the quarters ended June 30, 2008 and September 30, 2008.

July 15, 2009
Securities and Exchange Commission

We are preparing our amended quarterly filings for the quarters ended June 30, 2008 and September 30, 2008 and intend to file them with the Securities and Exchange Commission (SEC) by August 31, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Notes to Consolidated Financial Statements

Note 4 - Investments

2.
In future filings, you should include a roll-forward of activity for other real estate owned. The roll-forward should include the beginning balance, additions, sales, impairments, gains or losses and the ending balance for each of the respective periods presented. Further, MD&A should provide a discussion of the activity within other real estate owned as well. Show us what your proposed disclosure will look like.

The Company, in its future filings, will provide a table of the roll-forward activity for the other real estate it owns. The table is the Schedule of Real Estate Owned and Rental Income, as set forth by provision 210.12-24 of Regulation S-X of the Securities and Exchange Act of 1934 and is attached herewith as Attachment A.

Item 4. Controls and Procedures

3.
We note your disclosure in Item 4 that your management has concluded that disclosure controls and procedures are effective. Further, we note your disclosure in Item 4T that management has concluded that your internal controls over financial reporting were not effective due to material weaknesses in the system of internal control. Please reconcile these conclusions in your response or revise your financial statements accordingly.

The Company’s management has determined that the Company’s disclosure controls and procedures are not effective and will be revising it filings, accordingly. Further, the Company has noted in its filings that it is taking steps to increase and improve internal controls.

If you have any questions, please let me know.

Thank you for your attention to this matter.

Sincerely,

Michael A. Littman
MAL:kjk

ATTACHMENT A

Schedule of Real Estate Owned and Rental Income

Part 1—Real estate owned at end of period (in thousands)						Part 2—Rental income (in thousands)
Column A—List classification of property as indicated below	Column B—Amount of incumbrances	Column C—Initial cost to company	Column D—Cost of improvements, etc.	Column E—Amount at which carried at close of period	Column F—Reserve for depreciation and Impairments	Column G—Rents due and accrued at end of period	Column H—Total rental income applicable to period	Column I—Expended for interest, taxes, repairs and expenses	Column J—Net income applicable to period
Farms
Residential
Cherryvale		305		305	(60)		3	1	2
Squaw Peak		322		334	(65)			1	(1)
Williams	250	362		362	(73)		8	2	6
Thomas Park	558	1,200	635	1,835

Apartments and business	808	2,189	635	2,836	(198)		11	4	7
Unimproved
Total	808	2,189	635	2,836	(198)		11	4	7
Rent from properties sold during period
Total	808	2,189	635	2,836	(198)		11	4	7

Reconciliation of Real Estate for the Six Months Ended June 30, 2009

Real Estate Detail (in thousands)	Boston Property	Other Real Estate Owned	Total
Beginning Balance at January 1, 2009	$1,279	$379	$1,658
Additions during the period:
Acquisitions through foreclosure		586	586
Other acquisitions
Improvements, etc.	556	36	592
Other (describe)
Deductions during the period:
Cost of real estate sold
Impairments		(198)	(198)
Other (describe)
June 30, 2009	$1,835	$803	$2,638